SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                              -----------------------

                                    SCHEDULE 13D
                                   (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2(a)

                                  (Amendment No.2)

                                BIOCHEM PHARMA INC.
------------------------------------------------------------------------------
                                  (Name of Issuer)

                          Common Shares, Without Par Value
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    09058T 10 8
------------------------------------------------------------------------------
                                   (CUSIP Number)

                                   Stephen Cowden
                                 Glaxo Wellcome plc
                       Glaxo Wellcome House, Berkeley Avenue,
                       Greenford, Middlesex Ub6 0NN, England
                                011-44-171-408-8706
______________________________________________________________________________
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  with copies to:

                                   Rhett Brandon
                             Simpson Thacher & Bartlett
                                425 Lexington Avenue
                              New York, NY  10017-3954
                                    212-455-2000

                                    May 12, 1999
----------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box   .

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).//

                                    SCHEDULE 13D

     CUSIP No.     09058T 10 8                Page 2 of 14 Pages
                 ----------------


       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Glaxo Wellcome plc

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /

                                                                        (b)/ /
           Joint Filing

       3   SEC USE ONLY



       4   SOURCE OF FUNDS*

           Not applicable

       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           England

                    7   SOLE VOTING POWER
       NUMBER OF
        SHARES          13,316,908 Shares
      BENEFICIALLY  8   SHARED VOTING POWER
        OWNED BY
         EACH           Not applicable
       REPORTING    9   SOLE DISPOSITIVE POWER
        PERSON
         WITH           13,316,908 Shares
                   10   SHARED DISPOSITIVE POWER

                        Not applicable

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,316,908 Shares

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.22%

      14   TYPE OF REPORTING PERSON*

           HC, CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                    SCHEDULE 13D

     CUSIP No.     09058T 10 8                Page 3 of 14 Pages
                -------------------


       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Glaxo Group Limited

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /

                                                                        (b)/ /
            Joint Filing

       3    SEC USE ONLY


       4    SOURCE OF FUNDS*

            Not applicable

       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            England

                     7   SOLE VOTING POWER
       NUMBER OF
         SHARES          13,316,908 Shares
      BENEFICIALLY   8   SHARED VOTING POWER
        OWNED BY
          EACH           Not applicable
       REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON
          WITH           13,316,908 Shares
                    10   SHARED DISPOSITIVE POWER

                         Not applicable

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,316,908 Shares

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.22%

       14   TYPE OF REPORTING PERSON*

            HC, CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                    SCHEDULE 13D

     CUSIP No.     09058T 10 8                Page 4 of 14 Pages
                ------------------


       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Glaxo Wellcome International BV

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                        (b) / /
            Joint Filing

       3    SEC USE ONLY


       4    SOURCE OF FUNDS*

            Not applicable

       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

                     7   SOLE VOTING POWER
       NUMBER OF
         SHARES          13,316,908 Shares
      BENEFICIALLY   8   SHARED VOTING POWER
        OWNED BY
          EACH           Not applicable
       REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON
          WITH           13,316,908 Shares
                    10   SHARED DISPOSITIVE POWER

                         Not applicable

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,316,908 Shares

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.22%

       14   TYPE OF REPORTING PERSON*

             HC, CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                    SCHEDULE 13D

     CUSIP No.     09058T 10 8                Page 5 of 14 Pages
                -------------------


       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Glaxo Wellcome Inc.

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                        (b) / /
            Joint Filing

       3    SEC USE ONLY

       4    SOURCE OF FUNDS*

            Not applicable

       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada

                     7   SOLE VOTING POWER
       NUMBER OF
         SHARES          13,316,908 Shares
      BENEFICIALLY   8   SHARED VOTING POWER
        OWNED BY
          EACH           Not applicable
       REPORTING     9   SOLE DISPOSITIVE POWER
         PERSON
          WITH           13,316,908 Shares
                    10   SHARED DISPOSITIVE POWER

                         Not applicable

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,316,908 Shares

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.22 %

       14   TYPE OF REPORTING PERSON*

            CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     Item 1.          Security and Issuer.
     ------           -------------------

                      This statement on Schedule 13D (the "Schedule 13D") relates to the common shares, without par value (the "Common Stock") of BioChem Pharma, Inc., an Ontario corporation ("BioChem"). BioChem's principal offices are located at 275 Armand-Frappier Blvd, Laval, Quebec, Canada H7V 4A7.

     Item 2.          Identity and Background.
     ------           -----------------------

                      (a) - (c) and (f) This Schedule 13D is filed jointly by (i) Glaxo Wellcome Inc. (formerly known as "Glaxo Canada Inc."), (ii) Glaxo Wellcome International BV, (iii) Glaxo Group Limited and (iv) Glaxo Wellcome plc. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons". The agreement among the Glaxo Reporting Persons relating to the joint filing of this
     Schedule 13D is attached as Exhibit 1 hereto.

                      Glaxo Wellcome plc is an English public limited company and, together with all its subsidiaries and joint ventures/associated undertakings, constitutes a major global pharmaceutical group (the "Glaxo Group") engaged in the creation and discovery, development, manufacture and marketing of prescription and non-prescription medicines. Glaxo Wellcome plc owns directly 100% of Glaxo Group Limited, which in turn owns 100% of Glaxo Wellcome International BV, which in turn owns 100% of Glaxo Wellcome Inc. Glaxo Wellcome plc has its principal executive offices at Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England.

                      Glaxo Group Limited is organized under the laws of England. It is a holding company for the Glaxo Group. Glaxo Group Limited's principal office is located at Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England.

                      Glaxo Wellcome International BV is organized under the laws of The Netherlands. It is a holding company for the Glaxo Group. Glaxo Wellcome International BV's principal office is located at Huist ter Heideweg 62, 3705 LZ, Zeist, The Netherlands.

                      Glaxo Wellcome Inc. is organized under the laws of the Province of Ontario, Canada. Its principal business is the research, development, manufacturing and sale of ethical pharmaceutical products in Canada. Glaxo Wellcome Inc.'s principal office is located at 7333 Mississauga Road North, Mississauga, Ontario, Canada L5N 6L4.

                      The name, business address, present principal occupation, and citizenship of the executive officers and directors of each of Glaxo Reporting Persons are set forth in Appendix A hereto, which is incorporated by reference herein.

                      (d) and (e) During the last five years, none of Glaxo Reporting Persons or, to the best of their knowledge, the executive officers and directors set forth in Appendix A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      Information with respect to each of the Glaxo Reporting Persons is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person.

     Item 3.          Source and Amount of Funds or Other Consideration.
     ------           -------------------------------------------------

                      Not applicable -- sale of securities.

     Item 4.          Purpose of Transaction.
     ------           ----------------------

                      On May 12, 1999, Glaxo Wellcome Inc. sold 2,534,000 shares of the Common Stock of BioChem in the Nasdaq National Market at a price of $20 per share. The disposition of these shares of Common Stock was made for investment purposes only.

     ITEM 5.          Interest in Securities of the Issuer.
     ------           ------------------------------------

                      (a) and (b) As of May 3, 1999, based upon information set forth in the 1999 Management Proxy Circular of BioChem, there were 108,992,890 shares of Common Stock of BioChem outstanding. The Common Stock ownership percentages set forth below are based on this number of shares. Pursuant to Rule 13d-3(a) under the Exchange Act, Glaxo Wellcome plc, Glaxo Group Limited and Glaxo Wellcome International BV may be deemed to be the indirect beneficial owners of 13,316,908 shares of Common Stock of BioChem held directly by Glaxo Wellcome Inc. as of May 13, 1999, which represent approximately 12.22 % of the outstanding shares of Common Stock of BioChem. To the best knowledge of the Glaxo

     Reporting Persons, no executive officer or director of the Glaxo Reporting Persons, owns any shares of the Common Stock of BioChem.

                      As of the date of this Schedule 13D, Glaxo Wellcome plc was the beneficial owner of 13,316,908 shares of Biochem Common Stock, representing approximately 12.22 % of the outstanding shares of Common Stock of BioChem. Glaxo Wellcome plc has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Biochem Common Stock.

                      As of the date of this Schedule 13D, Glaxo Group Limited was the beneficial owner of 13,316,908 shares of Biochem Common Stock, representing approximately 12.22 % of the outstanding shares of Common Stock of BioChem. Glaxo Group Limited has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Biochem Common Stock.

                      As of the date of this Schedule 13D, Glaxo Wellcome International BV was the beneficial owner of 13,316,908 shares of BioChem Common Stock, representing approximately 12.22 % of the outstanding shares of Common Stock of BioChem. Glaxo Wellcome International BV has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Biochem Common Stock.

                      As of the date of this Schedule 13D, Glaxo Wellcome Inc. was the beneficial owner of 13,316,908 shares of Biochem Common Stock, representing approximately 12.22 % of the outstanding shares of Common Stock of BioChem. Glaxo Wellcome Inc. has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Biochem Common Stock.

                      (c) To the best knowledge of each of the Glaxo Reporting Persons, none of the Glaxo Reporting Persons effected any transactions in the Common Stock of BioChem in the past 60 days other than as described under Item 4 above.

                      (d) To the best knowledge of each of the Glaxo Reporting Persons, no person, other than the Glaxo Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of BioChem beneficially owned by the Glaxo Reporting Persons.

                      (e)  Not applicable.

     ITEM 6.          Contracts, Arrangements, Understandings or
                      Relationships with Respect to Securities of the Issuer.
     ------           -------------------------------------------------------

                      Except as set forth herein, none of the Glaxo Reporting Persons or, to the best of their knowledge, the executive officers and directors set forth in Appendix A hereto, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of BioChem, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power such securities.

     ITEM 7.          Material to be Filed as Exhibits.
     ------           --------------------------------

     Exhibit 1 --     Joint Filing Agreement among Glaxo Wellcome plc, Glaxo
                      Group Limited, Glaxo Wellcome International BV and
                      Glaxo Wellcome Inc.

                                     SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1999


                                  GLAXO WELLCOME PLC


                                  By:    /s/ Jeremy Strachan
                                     -----------------------------
                                     Name:   Jeremy Strachan
                                     Title:  Executive Director

                                APPENDIX A TO ITEM 2
                                  OF SCHEDULE 13D


     Glaxo Wellcome plc


     Name and Position              Business Address                      Present Principal           Citizenship
                                                                          Occupation



     Sir Richard Sykes DSc, FRS;    Glaxo Wellcome plc                    Chairman and Executive      United Kingdom
     Chairman and Executive         Glaxo Wellcome House                  Director of Glaxo
     Director                       Berkeley Avenue, Greenford,           Wellcome plc
                                    Middlesex UB6 0NN, England

     Sir Roger Hurn; Deputy         General Electric Company plc, One     Chairman of the General     United Kingdom
     Chairman and Non-Executive     Bruton Street,                        Electric Company plc
     Director                       London WIX 8AQ, England               (utilities company)

     Robert Ingram; Executive       Glaxo Wellcome Inc.                   Chief Executive Officer     United States
     Director                       Five Moores Drive                     and Executive Director of
                                    P.O. Box 13398, Research Triangle     Glaxo Wellcome plc
                                    Park, N.C. 27709, U.S.A.

     Dr Michele Barzach; Non-       Michele Barzach Sante, 2 Rue          Health Strategy             France
     Executive Director             Cognacq- Jay, 7500 Paris, France      Consultant of Michele
                                                                          Barzach Sante (health
                                                                          consulting company)

     Derek Bonham;                  Texas Utilities Company               Director of Texas           United Kingdom
     Non-Executive Director         150 Brompton Road                     Utilities Company
                                    London SW3 lHX, England               (utilities company)

     James Cochrane; Executive      Glaxo Wellcome plc                    Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House                  Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Europe,
                                    Middlesex UB6 0NN, England            Middle East and Africa

     John Coombe; Executive         Glaxo Wellcome plc                    Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House                  Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Finance
                                    Middlesex UB6 0NN, England            and Investor Relations




                                        -16-

     Peter Job;                     Reuters Group plc, 85 Fleet Street,   Chief Executive Officer     United Kingdom
     Non-Executive Director         London EC4P 4AJ, England              of Reuters Group plc
                                                                          (information services)

     Professor Arthur Li; Non-      The Chinese University of Hong Kong,  Vice-Chancellor of the      United Kingdom
     Executive Director             Shatin, New Territories, Hong Kong    Chinese University of
                                                                          Hong Kong (university)

     John McArthur;                 Harvard Business School Fowler 32,    Dean of the Harvard         Canada
     Non-Executive Director         Soldiers Field Boston, MA 02163,      Business School
                                    U.S.A.                                (university)

     Dr James Niedel; Executive     Glaxo Wellcome plc                    Executive Director of       United States
     Director                       Glaxo Wellcome House                  Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Science
                                    Middlesex UB6 0NN, England            and Technology

     Dr Ronaldo Schmitz; Non-       Deutsche Bank AG,                     A Member of the Board of    Germany
     Executive Director             6 Bishopsgate, London EC2N 4DA,       Managing Directors of
                                    England                               Deutsche Bank AG
                                                                          (investment banking)

     Professor Sir Richard          Oxford University, Zoology            Professor of Oxford         United Kingdom
     Southwood FRS, Hon. FRCP;      Department, South Parks Road,         University (university)
     Non-Executive Director         Oxford, OXl 3PS, England

     Jeremy Strachan; Executive     Glaxo Wellcome plc                    Executive Director Legal    United Kingdom
     Director                       Glaxo Wellcome House                  & Public Affairs and
                                    Berkeley Avenue, Greenford,           Business Development of
                                    Middlesex UB6 0NN, England            Glaxo Wellcome plc

     Stephen Cowden; Company        Glaxo Wellcome plc                    Company Secretary of        United Kingdom
     Secretary                      Glaxo Wellcome House                  Glaxo Wellcome plc
                                    Berkeley Avenue, Greenford,
                                    Middlesex UB6 0NN, England


     Glaxo Group Limited

     Sir Richard Sykes DSc, FRS;    Glaxo Wellcome plc                    Chairman and Executive      United Kingdom
     Chairman                       Glaxo Wellcome House,                 Director of Glaxo
                                    Berkeley Avenue, Greenford,           Wellcome plc
                                    Middlesex UB6 0NN, England

     John Coombe;                   Glaxo Wellcome plc                    Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House                  Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Finance
                                    Middlesex UB6 0NN, England            and Investor Relations


                                        -17-

     Jeremy Strachan;               Glaxo Wellcome plc                    Executive Director Legal    United Kingdom
     Director                       Glaxo Wellcome House                  and Public Affairs and
                                    Berkeley Avenue, Greenford,           Business Development of
                                    Middlesex UB6 0NN, England            Glaxo Wellcome plc

     James Cochrane;                Glaxo Wellcome plc                    Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House                  Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Europe,
                                    Middlesex UB6 0NN, England            Middle East and Africa

     Stephen Cowden; Company        Glaxo Wellcome plc                    Company Secretary of        United Kingdom
     Secretary                      Glaxo Wellcome House                  Glaxo Wellcome plc
                                    Berkeley Avenue, Greenford,
                                    Middlesex UB6 0NN, England


     Glaxo Wellcome International BV

     John Coombe;                   Glaxo Wellcome plc,                   Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House,                 Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Finance
                                    Middlesex UB6 0NN, England            and Investor Relations

     James Cochrane;                Glaxo Wellcome plc,                   Executive Director of       United Kingdom
     Director                       Glaxo Wellcome House,                 Glaxo Wellcome plc,
                                    Berkeley Avenue, Greenford,           responsible for Europe,
                                    Middlesex UB6 0NN, England            Middle East and Africa

     Onno Rethmeier;                Glaxo Wellcome International BV,      Director of Glaxo           The Netherlands
     Director                       Huis ter Heideweg 62, 3705 LZ,        Wellcome International BV
                                    Zeist, The Netherlands

     Sierd Keimpe Roosjen;          Glaxo Wellcome plc,                   Glaxo Wellcome Area         The Netherlands
     Director                       Glaxo Wellcome House,                 Director responsible for
                                    Berkeley Avenue, Greenford,           Northern Europe
                                    Middlesex UB6 0NN, England


     Glaxo Wellcome Inc.

     Paul Lucas;                    Glaxo Wellcome Inc.,                  President and CEO of        Canada
     President and Chief            7333 Mississauga Road North,          Glaxo Wellcome Inc.
     Executive Officer              Mississauga, Ontario, Canada

     Paul L'Archeveque;             Glaxo Wellcome Inc.,                  Director of Glaxo           Canada
     Director                       7333 Mississauga Road North,          Wellcome Inc.
                                    Mississauga, Ontario, Canada



                                        -18-

     Raymond Castonguay; Director   Glaxo Wellcome Inc.,                  Director of Glaxo           Canada
                                    7333 Mississauga Road North,          Wellcome Inc.
                                    Mississauga, Ontario, Canada

     Kenneth Lendrum; Director      Glaxo Wellcome Inc.,                  Director of Glaxo           Canada
                                    7333 Mississauga Road North,          Wellcome Inc.
                                    Mississauga, Ontario, Canada

     Dr. Michael Levy; Director     Glaxo Wellcome Inc.,                  Director of Glaxo           Canada
                                    7333 Mississauga Road North,          Wellcome Inc.
                                    Mississauga, Ontario, Canada

     Karin Huber-Levy; Corporate    Glaxo Wellcome Inc.,                  Corporate Secretary of      Canada
     Secretary                      7333 Mississauga Road North,          Glaxo Wellcome Inc.
                                    Mississauga, Ontario, Canada

               |

                             EXHIBIT 1 TO SCHEDULE 13D

                               JOINT FILING AGREEMENT

            Each of the undersigned hereby agrees and consents that the
     Schedule 13D filed herewith (this "Schedule 13D") by Glaxo Wellcome plc is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome plc to make such filing and that such Schedule 13D is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


     GLAXO WELLCOME PLC                        GLAXO GROUP LIMITED


     By:  /s/ Jeremy Strachan                  By:  /s/ Stephen Cowden
         ----------------------------              ----------------------------
         Name:   Jeremy Strachan                   Name:   Stephen Cowden
         Title:  Executive Director                Title:  Company Secretary





     GLAXO WELLCOME INTERNATIONAL BV           GLAXO WELLCOME  INC.


     By:  /s/ John Coombe                      By:   /s/ Karin Huber-Levy
         ---------------------------               ----------------------------
         Name:   John Coombe                        Name:  Karin Huber-Levy
         Title:  Director                           Title: Company Secretary












                                        -20-